FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 29, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau]

1.	Reason for Submission

Given that resolutions were passed in respect of the Proposals to be Resolved at the 107th Annual Meeting of Shareholders held on June 28, 2011, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1)	Date meeting held

June 28, 2011

(2)	Proposal acted upon

Proposal 1: Election of 14 directors

Kenichi Watanabe, Takumi Shibata, Masanori Itatani, Masanori Nishimatsu, Haruo Tsuji, Tsuguoki Fujinuma, Masahiro

Sakane, Colin Marshall, Clara Furse, Nobuyuki Koga, David Benson, Takao Kusakari, Toshinori Kanemoto and Michael

Lim Choo San.

Proposal 2: Amendment of the Articles of Incorporation

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolution

Proposal	For	Against	Abstain	Result of Resolution
				Approval Ratio (%)	Approved/Rejected
Proposal 1
Kenichi Watanabe	20,479,856	1,401,866	53,465	92	Approved
Takumi Shibata	20,486,046	1,395,675	53,465	92	Approved
Masanori Itatani	20,519,944	1,361,791	53,448	93	Approved
Masanori Nishimatsu	21,090,689	791,050	53,448	95	Approved
Haruo Tsuji	20,517,041	1,364,699	53,448	93	Approved
Tsuguoki Fujinuma	13,833,302	8,048,188	53,692	62	Approved
Masahiro Sakane	20,718,889	1,162,849	53,448	93	Approved
Lord Colin Marshall	20,967,967	913,771	53,448	95	Approved
Dame Clara Furse	21,167,006	714,716	53,465	95	Approved
Nobuyuki Koga	21,103,073	778,665	53,448	95	Approved
David Benson	21,130,893	750,846	53,448	95	Approved
Takao Kusakari	21,334,021	547,718	53,448	96	Approved
Toshinori Kanemoto	21,330,058	551,680	53,448	96	Approved
Michael Lim Choo San	21,338,839	542,899	53,448	96	Approved
Proposal 2	21,580,230	318,371	53,448	97	Approved

Notes:

1.	The requirement for each proposal to be approved is as follows:

Proposal 1: a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Proposal 2: a vote in favor by 2/3 of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the number of votes in favor exercised in advance by the day prior to the meeting, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)	The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

As the requirement for each proposal to be approved has been satisfied and the resolutions were duly passed in conformance with the Companies Act by the portion of voting rights exercised in advance by the day prior to the meeting, the number of voting rights expressing an opinion for, against, or abstaining from, the proposal held by the shareholders present at the meeting were not included in the calculation.

End.